

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2018

Devina Rankin
Chief Financial Officer
WASTE MANAGEMENT INC
1001 Fannin Street
Houston, Texas 77002

> **Re: WASTE MANAGEMENT INC**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed February 15, 2018**
> **File No. 001-12154**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2018**
> **Filed April 23, 2018**
> **File No. 001-12154**

Dear Ms. Rankin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Division of Corporation Finance
Office of Manufacturing and
Construction